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Blazin' Delivery

Legal Cannabis Business

144 W Britannia St
Taunton, MA 02780
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $30,000 invested.
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THE PITCH
Blazin' Delivery is seeking investment to construct our vault, secure two vehicles and outfit them with security to meet regulatory needs.
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PRESS
'Pot City': Could Taunton become a hothouse for weed delivery?

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OUR STORY

Cannabis has been a part of our lives for years. It was our mutual friend, our reason for better futures for us, our families and our communities. We met at Commonwealth Alternative Care as budtenders and soon grew as friends when we realized we both had a dream of owning our own business. Our values aligned too; help those who have been historically disenfranchised by societal barriers.

Once Darius got accepted into the Social Equity Program, we both went full force into building this dream together and taking the steps to making it a reality. It was the best decision we both had ever made because it has lead us to limitless education, multiple promotions and countless new professional relationships. These opportunities have contributed to all the basic building blocks for the success of Blazin'!

It was clear this was the way to go and even in the hardest of times, we always have each other to remind one another that if we keep on going we will be able to make a huge difference in our lives and do it selling the one thing that brought us together in the first place, Cannabis!

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THE TEAM
Darius Monteiro
Co-Owner

Darius started in the industry as a Patient Service Advocate but soon built, facilitated and became Manager of Commonwealth Alternative Care’s Medical Home Delivery Service. After the induction and success of this program Darius decided to further his experience and became Assistant Manager of Commonwealth’s Brockton dispensary. This furthered his understanding of METRIC, Adult-Use and Medical regulations, leadership, and all other processes necessary to run a cannabis dispensary. All of this knowledge has provided him with all he needs to run a smooth delivery operation in MA.

Gina Calitri
Co-Owner

Gina Calitri has been in the cannabis industry for almost 4 years and has various levels of experience in sales, community outreach, marketing

and more. She started as a Patient Service Advocate at Commonwealth Alternative Care in Taunton but soon built her own position as a Community Outreach Coordinator creating fundraisers and events for serving her communities and soon becoming the Director of Community Outreach for all locations. In the Fall of 2021 Gina got promoted to Cause Marketing Specialist of TILT Holdings, the parent company of Commonwealth Alternative care and now oversees all Cause Marketing, Corp. Social Responsibility and Diversity Equity and Inclusion Efforts.

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OUR MISSION

Our mission is focused on the intersection of cannabis, convenience and community, through the following actions:

We are committed to offering only the highest quality and locally crafted cannabis and cannabis products.
Providing customers with a safe, friendly and dependable adult-use cannabis delivery service experience.
Hiring a local, diverse group of individuals who will only be compensated fairly for their hard work.
Encouraging equity in Massachusetts through educational programing, inclusive business practices and advocacy for communities impacted by the war on drugs and other marginalized groups.
Offer meaningful support to the community of Taunton and other areas of disproportionate impact in Massachusetts.
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2021
Founded
2,000 sq. ft.
Floor Space
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$600,000
Projected Annual Revenue
$42,000
Average Monthly Revenue
30%
Gross Margin
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MAY 2020
Social Equity Status

Accepted into the Second Cohort of MA's Social Equity Program through the Cannabis Control Commission.

JUNE 2021
Signed Lease

We officially signed the lease of our future operating location in the old Reed and Barton Silver Mill in Taunton, MA.

AUGUST 2021
Received Host Community Agreement

On August 10, 2021, we stood in front of Taunton's City Council and made the case for our Delivery Operation. The majority of councilors were in favor and we received our Host Community Agreement.

AUGUST 2021
Received Delivery Operator Precertification

After the monumental induction of the CCC's new Delivery Operator License process earlier in the year, we completed the application and received our Precertification on August 30, 2021.

DECEMBER 2021
Phase One Funding

Launching first round of investments to help facilitate the build-out of our facility.

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MARKETING

We plan on utilizing digital marketing, word-of-mouth and in person marketing, as well as press and trade shows to spread the word about Blazin'!

Digital Marketing: Social Media and Content Creation, Search Engine Optimization (SEO), Email and Text Blasts

Word-of-Mouth/In-Person Marketing: Promoting at ^21 Establishments, Building Community Relationships, Merchandise, Flyers, Post Cards, Business Cards, Etc.

Press and Publications: Taunton Gazette, Taunton Chamber of Commerce E-Newsletter, Cannabis Media Platforms, etc.

Trade Shows, Conventions and Panels: Harvest Cup, NECANN, Terptown Showdown, etc.

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LOCATION

Blazin D's will be located on west Britannia Street in Taunton, MA within an old silver factory. We have secured a site approximately 2,000 sq ft. which is more than enough space needed for running operations like storage, packaging, dispatch, and room for expansion when needed.

We have established rent to be 2,200 a month and are currently awaiting our letter of intent.

The owners are allowing for remodeling to be in compliance with state regulations for running a cannabis business.

We are located within an industrial area as required by the city of Taunton and not within 500 ft. of any schools as required by the state.

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TECHNOLOGY

Blazin Delivery will utilize our website as a source of information about our company and products. We will also implement an online menu directly incorporated within our website so customers can enjoy a one stop shop experience. Our products will also be showcased on our social media platforms to keep customers aware and up to date. We will also be utilizing software aimed toward route optimization and product tracking so customers can experience "Blazin'" fast service. Equipment and Tools:

Build-Out Materials for a Vault - Walls - Doors - Safes - Cameras

Storage Equipment - Shelving - Metal Storage Cabinets - Security System

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Construction Build Out $51,700

Mainvest Compensation $3,300

Total $55,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$600,000	$1,000,000	$1,262,626	$1,452,020	$2,000,000
Cost of Goods Sold	$360,000	$396,000	$423,720	$444,906	$458,253
Gross Profit	$240,000	$604,000	$838,906	$1,007,114	$1,541,747

EXPENSES

Rent	$23,995	$24,594	$25,208	$25,838	$26,483
Utilities	$2,880	$2,952	$3,025	$3,100	$3,177
Salaries	$260,000	$286,000	$306,020	$321,321	$330,960
Insurance	$15,000	$15,375	$15,759	$16,152	$16,555
Equipment Lease	$50,000	$51,250	$52,531	$53,844	$55,190
Repairs & Maintenance	$20,000	$20,500	$21,012	$21,537	$22,075
Legal & Professional Fees	$10,000	$10,250	$10,506	$10,768	$11,037
Operating Profit	$-141,875	$193,079	$404,845	$554,554	$1,076,270

This information is provided by Blazin' Delivery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

BUSINESS PLAN_ Version 11_21_21.pdf

Investment Round Status

Target Raise $55,000

Maximum Raise $107,000

Amount Invested $0

Investors 0

Investment Round Ends February 18th, 2022

Summary of Terms

Legal Business Name Blazin' D's Delivery

Investment Structure Revenue Sharing Note

Early Investor Bonus
Investment multiple for the first $30,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 1%-1.9%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date July 1st, 2031
Financial Condition
No operating history

Blazin' Delivery LLC was established in October, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Blazin' Delivery LLC's fundraising. However, Blazin' Delivery LLC may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Blazin' D's Delivery LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Blazin' D's Delivery LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Blazin' D's Delivery LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Blazin' D's Delivery LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Blazin' D's Delivery LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Blazin' D's Delivery LLC's management or vote on and/or influence any managerial decisions regarding Blazin' D's Delivery LLC. Furthermore, if the founders or other key personnel of Blazin' D's Delivery LLC were to leave Blazin' D's Delivery LLC or become unable to work, Blazin' D's Delivery LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Blazin' D's Delivery LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Blazin' D's Delivery LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Blazin' D's Delivery LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Blazin' D's Delivery LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Blazin' D's Delivery LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Blazin' D's Delivery LLC's financial performance or ability to continue to operate. In the event Blazin' D's Delivery LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Blazin' D's Delivery LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Blazin' D's Delivery LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Blazin' D's Delivery LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Blazin' D's Delivery LLC will carry some insurance, Blazin' D's Delivery LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Blazin' D's Delivery LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Blazin' D's Delivery LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Blazin' D's Delivery LLC's management will coincide: you both want Blazin' D's Delivery LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Blazin' D's Delivery LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Blazin' D's Delivery LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Blazin' D's Delivery LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Blazin' D's Delivery LLC or management), which is responsible for monitoring Blazin' D's Delivery LLC's compliance with the law. Blazin' D's Delivery LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Blazin' D's Delivery LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Blazin' D's Delivery LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Blazin' D's Delivery LLC, and the revenue of Blazin' D's Delivery LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Blazin' D's Delivery LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Blazin' Delivery LLC is a newly established entity and has no history for prospective investors to consider.

This information is provided by Blazin' Delivery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Blazin' Delivery isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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